                                                                 Exhibit 4(a)(i)


                AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                      OF

                           PAUL HARRIS STORES, INC.



                                   ARTICLE I
                                   ---------

                                     NAME
                                     ----

     The name of the Corporation is Paul Harris Stores, Inc.


                                  ARTICLE II
                                  ----------

                              PURPOSES AND POWERS
                              -------------------

     The purposes for which the Corporation is formed are:

     Section 1. To Engage in the Business of Merchandising Wearing Apparel and Other Personal Property: To engage in the business of buying, trading in, merchandising, selling or otherwise dealing in and with, wearing apparel of any and all kinds at any level in the manufacturing and distribution process.

     Section 2. General. In addition to the purpose set forth in Section 1 of this Article II, to engage in any other lawful business and to have (a) all powers now or hereafter authorized by, or vested in corporations pursuant to, the provisions of the Indiana Business Corporation Law, (b) all powers now or hereafter vested in corporations by common law or any other statute or act, and
(c) all powers authorized, or vested in the Corporation, by the provisions of these Articles of Incorporation or by the provisions of the By-Laws of the Corporation as from time to time in effect.

                                  ARTICLE III
                                  -----------

                               Term of Existence
                               -----------------

     The period during which the Corporation shall continue is perpetual.

                                 ARTICLE IV
                                 ----------

                     Principal Office and Registered Agent
                     -------------------------------------

          The post office address of the principal office of the Corporation is 6003 Guion Road, Indianapolis, Marion County, Indiana. The name and post office address of its Registered Agent in charge of such office is Gerald Paul, 6003 Guion Road, Indianapolis, Marion County, Indiana.


                                   ARTICLE V
                                   ---------

                            Amount of Capital Stock
                            -----------------------

          By virtue of Debtors' Amended Consolidated Plan of Reorganization (the "Plan"), confirmed on August 31, 1992 by the United States Bankruptcy Court for the Southern District of Indiana, and without any action on the part of the holders thereof, all of the shares of Common Stock of the Corporation outstanding prior to the Effective Date of the Plan (as that term is defined therein) shall, on such Effective Date, no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Common Stock shall thereafter cease to have any rights with respect to such shares. The total number of shares of capital stock ("Capital Stock") which the Corporation shall have authority to issue as of the Effective Date of the Plan is SIXTEEN MILLION (16,000,000), consisting of FOURTEEN MILLION (14,000,000) shares of common stock without par value ("Common Stock"), of which 11,500,000 shares shall be Voting Common Stock (the "Voting Common Stock") and 3,500,000 shares shall be Nonvoting Common Stock (the "Nonvoting Common Stock"); and ONE MILLION (1,000,000) shares of preferred stock without par value ("Preferred Stock").


                                   ARTICLE VI
                                   ----------

                           Terms of the Capital Stock
                           --------------------------

          The powers, preferences and rights, and the qualifications, limitations and restrictions of each share of Capital Stock, shall be as follows:

          Section 1.  Common Stock

          a. Dividends and Other Distributions. When and as dividends or other distributions are declared or made on outstanding shares of Common Stock, whether payable in cash, in property or in securities of the Corporation, the holders of outstanding shares of Voting Common Stock and Nonvoting

     Common Stock shall be entitled to share ratably, share for share, in such dividends and other distributions, that is, an equal dividend or other distribution for each share of Common Stock; provided that in the case of dividends payable in shares of Common Stock of the Corporation, or options, warrants or rights to acquire shares of such Common Stock, or securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or securities so payable shall be payable in shares of, or options, warrants or rights to acquire or securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid.

          b. Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after there shall have been paid to or set aside for the holders of the Preferred Stock then outstanding, if any, the full preferential amounts to which they are entitled, the holders of outstanding shares of Voting Common Stock and Nonvoting Common Stock shall be entitled to share ratably, share for share, in the remaining net assets of the Corporation, that is, an equal amount of net assets for each share of Common Stock, subject, however, to the rights, if any, of the Preferred Stock then outstanding to share in such remaining net assets. A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any part of the assets of the Corporation (which does not in fact result in the liquidation of the Corporation and the distribution of assets to shareholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this paragraph b.

          c. Voting Rights. At every meeting of the shareholders of the Corporation, every holder of Voting Common Stock shall be entitled to one
     (1) vote (in person or by proxy) for each share of Common Stock standing in such holder's name on the stock transfer records of the Corporation. The holders of Nonvoting Common Stock will not be entitled to vote on any matter, except that the holders of Nonvoting Common Stock will be entitled to one vote per share when and as required by law and shall have the voting rights specified in paragraph (d) of this Section 1.

          d. Special Voting Rights. The Corporation shall not, without the prior approval of the holders of a majority of the total of the then outstanding shares of Voting Common Stock and Nonvoting Common Stock, treated and voting as a single class:

               (i) merge with or into or consolidate with any other corporation; or

               (ii) sell, lease, transfer or otherwise dispose of all or substantially all of the Corporation's property and assets, including its good will, not in the usual and regular course of its business; or

               (iii) dissolve the Corporation; or

               (iv) make any amendment to these Amended and Restated Articles of Incorporation.

          e. Conversion of Nonvoting Common Stock to Voting Common Stock. At any time on or after:

               (i) the sale, transfer or other disposition by Gerald Paul, Rick Bomberger, Eloise Paul, Rex Steffey and Russ Frankel, in one or more transactions, of an aggregate of more than 197,824 shares of Voting Common Stock (subject to appropriate adjustment, as determined by the Corporation's Board of Directors, in the event of any subdivision, combination, reorganization, reclassification or change in the Voting Common Stock); or

               (ii) the sale, transfer or other disposition by Gerald Paul, Eloise Paul and Rick Bomberger, in one or more transactions, of an aggregate of more than 370,000 shares of Voting Common Stock collectively (subject to appropriate adjustment, as determined by the Corporation's Board of Directors, in the event of any subdivision, combination, reorganization, reclassification or change in the Voting Common Stock); or

               (iii) the sale to the public in an underwritten public offering pursuant to one or more registration statements filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933 (or any successor federal statute providing for the registration of securities) of any shares of Voting Common Stock; or

               (iv) the sale, lease, transfer or other disposition of all or substantially all of the property and assets of the Corporation, including its good will, not in the usual and regular course of its business (including a merger or consolidation with another Corporation which constitutes in effect a sale of property and assets which would constitute all or substantially all of the property and assets of the Corporation); or

               (v) any time when the total number of shares of Common Stock owned by all Prudential Entities is less than 1,036,501 shares of Common Stock (determined by assuming that all outstanding Options have been exercised, all Common Stock issuable upon the conversion or exchange of any Convertible Securities have been issued upon such conversion or exchange, and subject to appropriate adjustment, as determined by the Corporation's Board of Directors, in the event of any subdivision, combination, reorganization, reclassification or change in the Common Stock); or

               (vi) the Corporation or any subsidiary thereof defaults in any payment of principal of or interest on any obligation for borrowed money (or any capitalized lease obligation, any reimbursement obligation in connection with the issuance of letters of credit, any obligation under a conditional sale or other title retention agreement or any obligation issued or assumed as full or partial payment for property, whether or not secured by purchase money mortgage, or any obligation under notes payable or drafts accepted representing extension of credit) beyond any applicable grace period, or the Corporation or any subsidiary thereof fails to perform or observe any other agreement, term or condition contained in any agreement under which any such obligation is created (or if any other event thereunder or under any such agreement shall occur and be continuing) and the effect of such failure or other event is to cause, or to permit the holder or holders of such obligation (or a trustee on behalf of such holder or holders) to cause, such obligation to become due prior to any stated maturity, except in either case where (A) the holder of such obligation is a Prudential Entity or (B) such default or failure has been waived or cured prior to conversion; or

               (vii) the Corporation or any subsidiary thereof defaults in any payment of principal of, or interest or prepayment premium on, any obligation for money borrowed from any Prudential Entity beyond any applicable grace period; or

               (viii) the resignation or removal of any member of the Board of Directors of the Corporation if, after giving effect thereto, the aggregate number of members of the Board of

          Directors of the Corporation who have resigned or been removed as directors of the Corporation during the immediately preceding twelve-month period exceeds 30% of the number of directors constituting the entire Board of Directors of the Corporation on the first day of such period of twelve months; or

               (ix) the end of any fiscal quarter of the Corporation if (1) Consolidated Net Worth (as defined below) at the end of such fiscal quarter is less than 85% of Consolidated Net Worth as of the end of the corresponding fiscal quarter in the immediately preceding fiscal year, or (2) Net Revenues, Operating Profit or Pre-Tax Income (each as defined below) for the twelve-month period ending with such fiscal quarter is less than 85% of Net Revenues, Operating Profit or Pre-Tax Income, respectively, for the twelve-month period ending with the corresponding fiscal quarter in the immediately preceding fiscal year;

     then, in any such case, any holder of shares of Nonvoting Common Stock may request to convert any or all of its shares of Nonvoting Common Stock into shares of Voting Common Stock. Each share of Nonvoting Common Stock so requested to be converted shall be converted into one share of Voting Common Stock. In the case of a conversion as a result of an event described in clause (i), (ii) or (iv) above, such conversion shall be effective at the later of the time of such event or the time of the receipt by the Corporation or any transfer agent for the Voting Common Stock of a written request for conversion from the holder of the shares of Nonvoting Common Stock to be converted. In the case of a conversion pursuant to a sale described in clause (iii) above, such conversion shall become effective at the later of the time the registration statement is declared effective or the time of receipt by the Corporation of a written request to convert, it being the intent, while no conversion is to be permitted if no such sale occurs, to enable shares of the Nonvoting Common Stock to be registered and sold as shares of Voting Common Stock under such registration statement. In the case of a conversion pursuant to clauses
     (v), (vi), (vii), (viii) or (ix) above, such conversion shall be effective at the time of the receipt by the Corporation or any transfer agent for the Voting Common Stock of a written request for conversion from the holder of the shares of Nonvoting Common Stock to be converted. Notwithstanding anything to the contrary contained in this paragraph (e), the right of a holder of Nonvoting Common Stock to convert any or all shares of Nonvoting Common Stock into shares of Voting Common Stock as a result of the occurrence of any event described in clauses (i) through (ix) above shall lapse (A) if not exercised within a period of sixty days after receipt by such holder of written notice from the Corporation of the occurrence of such event or (B) upon such holder's delivery to the Corporation of written notice that it has waived its right so to convert based upon such transaction or event. In the event that a holder of Nonvoting Common Stock elects not to exercise its right to convert any or all shares of Nonvoting Common Stock into shares of Voting Common Stock as a result of the occurrence of any event described in clauses (i) through
     (ix) above, upon the subsequent occurrence of any such event such holder shall have the right then to convert as and to the extent described in this paragraph (e).

          Upon the transfer on the stock records of the Corporation of any shares of Nonvoting Common Stock to a person or entity other than a Prudential Entity, then the transferee or transferor of the shares of Nonvoting Common Stock so transferred may request that any or all of such shares of Nonvoting Common Stock be converted into shares of Voting Common Stock. Each share of Nonvoting Common Stock so requested to be converted shall be converted into one share of Voting Common Stock. Any such conversion shall be effective at the time of such transfer or, if later, at the time of the receipt by the Corporation or any transfer agent for the Voting Common Stock of the Corporation of the written request so to convert.

          f. Certain Procedural Matters for Conversions. Upon the occurrence of any of the events specified in paragraph (e) above, the outstanding shares of Nonvoting Common Stock to be converted shall be converted automatically without any further action by the holders of such shares and shall occur whether or not the certificates representing such shares are surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Voting Common Stock issued upon such conversion unless certificates evidencing the shares of Nonvoting Common Stock so converted are either delivered to the Corporation, as hereinafter provided, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation and the transfer agent from any loss incurred by it in connection therewith. Upon the occurrence of each conversion of Nonvoting Common Stock, the holders of the Nonvoting Common Stock so converted shall surrender the certificates representing such shares at the office of the Corporation (or at such other office or offices, if any, as the Board of Directors of the Corporation may designate). Thereupon, there shall be issued and delivered to each such holder a certificate or certificates for the number of shares of Voting Common Stock into which the shares of Nonvoting Common Stock were converted and a certificate or certificates for any remaining shares of Nonvoting Common Stock not so converted.

          g. Cancellation of Shares of Nonvoting Common Stock. All shares of Nonvoting Common Stock which are converted into shares of Voting Common Stock as provided herein shall be retired and cancelled and shall not be reissued, and the Corporation shall from time to time take such appropriate action as may be necessary to reduce the number of its authorized shares accordingly.

          h. Reservation of Shares. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Voting Common Stock, solely for the purpose of issuance upon the conversion of Nonvoting Common Stock, such number of shares of Voting Common Stock as shall then be issuable upon the conversion of all then outstanding shares of Nonvoting Common Stock.

          i. No Issuance Taxes. The issuance of certificates for Voting Common Stock upon conversion of Nonvoting Common Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of Voting Common Stock; provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate for Voting Common Stock in a name other than that of the holder of the Nonvoting Common Stock converted.

          j. Definitions. For the purpose of this Charter, the following terms shall have the following meanings:

               A. "Consolidated Net Worth" shall mean the sum of (x) the par value (or value stated on the books of the Corporation) of the capital stock of all classes of the Corporation, less any treasury stock, plus (or minus in the case of a deficit) (y) the amount of the consolidated surplus, whether capital or earned, of the Corporation and its subsidiaries, all determined in accordance with the regularly prepared consolidated financial statements of the Corporation and its subsidiaries and generally accepted accounting principles consistently applied.

               B. "Convertible Securities" shall mean any evidence of indebtedness, shares of stock (other than shares of Voting Common Stock or Nonvoting Common Stock) or other securities directly or indirectly convertible or exchangeable for shares of Voting Common Stock or Nonvoting Common Stock.

               C. "Net Revenues" for any period shall mean the consolidated gross revenues of the Corporation and its subsidiaries for such period, excluding from gross revenues any gains or losses resulting from the sale, conversion or other disposition of capital assets (i.e., assets other than current assets), any gains resulting from the write-up of assets, any equity of the Corporation or any subsidiary in the unremitted earnings of any corporation which is not a subsidiary of the Corporation, any earnings of any person acquired by the Corporation or any subsidiary through purchase, merger or consolidation or otherwise for any year prior to the year of acquisition, or any deferred credit representing the excess of equity in any subsidiary of the Corporation at the date of acquisition over the cost of the investment in such subsidiary, all determined in accordance with the regularly prepared consolidated financial statements of the Corporation and its subsidiaries and generally accepted accounting principles consistently applied.

               D. "Operating Profit" for any period shall mean (x) the consolidated net income of the Corporation and its subsidiaries for such period, plus (y) the aggregate amount of all deductions for depreciation or amortization deducted in computing consolidated net income for such period, all as determined in accordance with the regularly prepared consolidated financial statements of the Corporation and its subsidiaries and generally accepted accounting principles consistently applied.

               E. "Options" shall mean any rights, options or warrants to subscribe for, purchase or otherwise acquire any Voting Common Stock, Nonvoting Common Stock or Convertible Securities.

               F. "Pre-Tax Income" for any period shall mean (x) the consolidated net income of the Corporation and its subsidiaries for such period, plus (y) all deductions for taxes levied in respect of income deducted in computing consolidated net income for such period, all as determined in accordance with the regularly prepared consolidated financial statements of the Corporation and its subsidiaries and generally accepted accounting principles consistently applied.

               G. "Prudential Entities" shall mean The Prudential Insurance Company of America or any other person, entity or fund controlling, controlled by or under common control with Prudential, and any trust or similar entity managed by any thereof.

          Section 2.  Preferred Stock

          Shares of Preferred Stock may be issued from time to time by the Board of Directors in one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is hereby expressly vested with authority to determine and state, prior to the issuance of any shares of a series, in and by the resolution or resolutions authorizing the issuance of shares of such series, the number of shares to be included in such series, and the designation and the relative rights, preferences, limitations or restrictions of such series. Subject to the provisions hereof and the limitations prescribed by law, the authority of the Board of Directors with respect to each such series shall include, but not be limited to, determination of the following:

          a. the designation of such series and the number of shares which shall constitute such series;

          b. any provisions for dividends on shares of such series, including the dividend rate, the conditions upon which and the dates when such dividends shall be payable, and whether dividends shall be cumulative and if so the date or dates from which dividends shall be cumulative;

          c. whether shares of such series may be redeemed and, if redeemable, the time or times when, the price or prices at which and the other terms and conditions upon which, shares of such series may be redeemed;

          d. the amount payable per share of such series upon any voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

          e. the terms and amount of any sinking or purchase fund to be provided for the purchase, redemption or retirement of the shares of such series; and

          f.  the voting rights, if any, of the shares of such series.

                                 ARTICLE VII
                                 -----------

                              Restrictions on the
                   Acquisition and Transfer of Capital Stock
                   -----------------------------------------

          Section 1. (a) General Definitions. For purposes of this Article VII, the following terms and phrases shall have the following meanings:

               (i) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and corresponding provisions of any subsequent federal revenue act. Each reference to a section of the Code shall also include a reference to all temporary and/or final Treasury regulations then in effect which interpret, limit or apply such section and, to the extent not inconsistent with such temporary or final regulations, shall also include a reference to any proposed (but not adopted) Treasury regulations which interpret, limit or apply such section.

               (ii) "Common Equity" means (A) all issued and outstanding shares of Common Stock of the Corporation, (B) any other outstanding securities, interests, instruments, contract rights or similar intangible property required to be treated as "stock" pursuant to
          Section 382(k)(6)(B)(i) of the Code, and (C) all shares of Common Stock or other intangible property described in the immediately preceding clause (B) required to be issued or transferred on exercise of any option, warrant, convertible or exchangeable securities, and any other interests treated as an option for purposes of Section 382(1)(3)(A)(iv) of the Code (any such option, warrant, right, convertible or exchangeable security, or other interest hereinafter being referred to as an "Option").

               (iii) "Effective Date" means the earlier of the consummation of the plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan") for the Corporation [and its affiliated debtors] or the Effective Date of such Plan, except that at the Company's election the Effective Date may be no earlier than the consummation of the Plan should consummation occur within 120 days of the Effective Date.

               (iv) "Eligible Transferee" means any person other than a Prohibited Transferee.

               (v) "5% Holder" means any person who has ownership of five percent (5%) or more of the total fair market value of the outstanding Common Equity. For purposes of determining whether a person (the "first person") has Ownership of five percent (5%) or more of the total fair market value of the outstanding Common Equity on any given date, (A) any Options to acquire Common Equity of which the first person has Ownership shall be taken into account as outstanding Common Equity of which the first Person has Ownership, (B) any Options that, on exercise by another person, obligate the first person to acquire ownership of Common Equity shall be taken into account as outstanding Common Equity of which the first Person has Ownership, and (C) any Options that would attribute Ownership of Common Equity to any other person shall not be treated as outstanding Common Equity unless the first person would also be attributed Ownership of such Common Equity.

               (vi) "5% Purchaser" means any person purporting to acquire Ownership of Common Equity who either (A) is a 5% Holder at the time of a purported Transfer of such Common Equity to such person, or (B) upon completion of the purported Transfer of such Common Equity, would become a 5% Holder.

               (vii) "5% Seller" means any 5% Holder purporting to Transfer any Common Equity.

               (viii) "Highest 5% Holdings" with respect to any 5% Holder means the greatest number of shares of Common Equity of which such person has Ownership during the Restriction Period, appropriately adjusted to reflect any subsequent stock splits, stock dividends, or other similar occurrences.

               (ix) "Lowest 5% Holdings" with respect to any 5% Holder means the least number of shares of Common Equity of which such person has Ownership during the Restriction Period, appropriately adjusted to reflect any subsequent stock splits, stock dividends, or other similar occurrences.

               (x) "Option" has the meaning given to that term in Clause (C) of Section l(a)(ii) of this Article VII.

               (xi) "Original 5% Holdings" means, with respect to any 5% Holder, the number of shares of Common Equity of which such person has Ownership on the date on which he first becomes a 5% Holder, appropriately adjusted to reflect any subsequent stock splits, stock dividends, or other similar occurrences.

               (xii) The phrases, "owner shifts involving 5% shareholders" and "owner shift involving a 5% shareholders," shall have the meaning given thereto by section 382(g)(2) of the Code.

               (xiii) "Ownership" means beneficial ownership, whether direct or indirect, including ownership under the attribution rules of section 382(l)(3)(A) of the Code.

               (xiv) The term, "percentage-points," shall have the same meaning given thereto in section 382(g)(1)(A) of the Code.

               (xv) "Plan" has the meaning given to that term pursuant to Section l(a)(iii) of this Article VII.

               (xvi) "Prohibited Transferee" means and includes only (A) any 5% Purchaser, but only if the acquisition of Ownership of Common Equity by such 5% Purchaser, if completed, would violate Section l(b) of this
          Article VII, and (B) any person purporting to acquire Ownership of Common Equity as a consequence of a Transfer from a 5% Seller, but only if such Transfer, if completed, would violate Section l(c) of this Article VII.

               (xvii) "Restriction Period" means the period beginning on the Effective Date and ending on the day following the earlier of (A) the last day of the taxable year of the Corporation that includes the third (3rd) anniversary of the Effective Date and (B) the last day of the taxable year of the Corporation in which those net operating losses and built-in losses of the Corporation in existence at the time of the ownership change (as defined in section 382(g) of the Code) with respect to the Corporation resulting from the issuance and distribution of Common Stock pursuant to the Plan have been reduced (through utilization or otherwise) to a nominal amount. The determination of whether such net operating losses and built-in losses have been reduced to a nominal amount shall be made by the Corporation, in its absolute discretion.

               (xviii) "Transfer" means (A) any sale, transfer, disposition, purchase or acquisition (or contract to sell, transfer, dispose, purchase or acquire), in any manner whatsoever, whether voluntarily or involuntarily, by operation of law or otherwise, or (B) the creation, grant, exercise, conversion, or other disposition of an Option; provided, however, that the term "Transfer"shall not include any sale, transfer or other disposition of shares of Common Equity to a person to whom such shares are attributed under section 382(l)(3)(A) of the Code immediately prior to such sale, transfer or other disposition.

          (b) Transfers to 5% Purchasers. During the Restriction Period, no 5% Purchaser may, as a consequence of a Transfer of Common Equity, acquire Ownership of any shares of Common Equity; provided, however, that (i) this Section l(b) shall not prohibit an acquisition of Ownership of shares of Common Equity by a 5% Purchaser if (A) such acquisition is pursuant to the exercise of an Option in existence on the Effective Date and at all times thereafter and (B) such 5% Purchaser has continuously had Ownership of such Option from the date the Option was created to the date of exercise; and
     (ii) if the 5% Purchaser acquires Ownership of such shares of Common Equity from a 5% Seller in a transaction that is not prohibited by Section l(c) of this Article VII, then this Section l(b) shall not prohibit such acquisition.

          (c) Transfers by 5% Sellers. Except as otherwise provided in this Section l(c), each 5% Seller (including, without limitation, any person who is a 5% Holder on the Effective Date) shall be free to Transfer all or any portion of such 5% Seller's Common Equity to any person (including, without limitation, a 5% Purchaser) without restriction hereunder; provided, however, that, during the Restriction Period, any Transfer of Common Equity by a 5% Seller shall be in violation of and prohibited by this Article VII, and shall be deemed to have been made to a Prohibited Transferee, unless such 5% Seller complies with Subsection (i) or (ii) or the next succeeding sentence of this Section (c). Further, with respect to any transfer not subject to Subsection (i) or (ii) the 5% Seller must notify the Corporation in writing, delivered no later than 2 business days after the date of such Transfer, of the number of shares of Common Equity so Transferred and the date on which such Transfer occurred.

               (i) During the period (1) beginning on the date on which the Corporation delivers written notice to each 5% Holder (the identity of which is then known by, or through the exercise of reasonable care should be known by, the Corporation) that the aggregate owner shifts involving 5-percent Shareholders with respect to the Corporation equal or exceed thirty (30) percentage-points (computed as if an ownership change defined in Section 382(g) occurs on a more than 30% ownership shift) and (2) ending on the last day of the Restriction Period,

                    (A) at least 10 business days prior to the date on which a
               Transfer of Common Equity is to be completed by any 5% Seller, such 5% Seller shall provide the Corporation with written notice of his intent to make such Transfer, which written notice shall include (1) the 5% Seller's Highest 5% Holdings and the date on which it occurred, (2) the 5% Seller's Lowest 5% Holdings and the date on which it occurred, (3) the date on which the 5% Seller became a 5% Holder and his original 5% Holdings, (4) the amount of Common Equity which the 5% Seller currently intends to Transfer, (5) the date on which the Transfer is to be completed,
               (6) the amount of Common Equity previously Transferred by the 5% Seller and the date or dates on which each such Transfer occurred, (7) the name and address of the 5% Seller, and (8) if known, the name and address of the proposed transferee or transferees; and

                    (B) if, at least 2 business days before the date on which
               such Transfer is to be completed, the Corporation notifies the 5% Seller that such Transfer will result in an ownership change with respect to the Corporation within the meaning of section 382(g) (substituting 40% for 50%) of the Code, then the number of shares of Common Equity that may be so Transferred shall be reduced to the maximum number (if any) that may be Transferred without causing the Corporation to undergo an ownership change within the meaning of section 382(g) (again substituting 40% for 50%). Any transfer of any amount of Common Equity in excess of such maximum number (if any) shall be in violation of and not in compliance with this subsection. Absent such written notice of an ownership change, the Transfer described in the written notice delivered by the 5% Seller to the Corporation may be completed.

               (ii) In addition to the limitation set forth in Section l(c)(i) of this Article VII, if any 5% Seller, at any time during the Restriction Period, wishes to Transfer Common Equity that, taking into account only such proposed Transfer and any other Transfers of Common Equity by such 5% Seller that have been completed within 10 business days of the date on which such proposed Transfer is to be completed, would, if completed, result in an owner shift involving a 5-percent shareholder with respect to the Corporation that exceeds five (5) percentage points, then the following restrictions and limitations shall apply:

                    (A) at least 10 business days prior to the date on which
               such proposed Transfer of Common Equity is to be completed by the 5% Seller, such 5% Seller shall provide the Corporation with written notice of his intent to make such Transfer, which written notice shall include (1) the 5% Seller's Highest 5% Holdings and the date on which it occurred, (2) the 5% Seller's Lowest 5% Holdings and the date on which it occurred, (3) the date on which the 5% Seller became a 5% Holder and his Original 5% Holdings,
               (4) the amount of Common Equity which the 5% Seller currently intends to Transfer, (5) the date on which the Transfer is to be completed, (6) the Common Equity previously Transferred by the 5% Seller and the date or dates on which each such Transfer occurred, (7) the name and address of the 5% Seller, and (8) if known, the name and address of the proposed transferee or transferees; and

                    (B) if, at least 2 business days before the date on which
               such Transfer is to be completed, the Corporation notifies the 5% Seller that such Transfer will result in an ownership change with respect to the Corporation within the meaning of section 382(g) (substituting 40% for 50%) of the Code, then Common Equity that may be so Transferred shall be reduced to the maximum number (if any) that may be Transferred without causing the Corporation to undergo an ownership change within the meaning of section 382(g) of the Code (again substituting 40% for 50%). Any transfer of any amount of Common Equity in excess of such maximum number (if any) shall be in violation of and not in compliance with this Subsection. Absent such written notice of an ownership change, the Transfer described in the written notice delivered by the 5% Seller to the Corporation may be completed.

          Section 2. (a) Prohibited Transfer Void. Any purported Transfer of Common Equity to a Prohibited Transferee in violation of Section l(b) or Section l(c) of this Article VII shall be null and void ab initio. The record ownership of the subject Common Equity shall remain in the name of the transferor until the Common Equity has been sold by the Corporation or its assignee, as agent, to an Eligible Transferee in accordance with Section 2(b) of this Article VII. Furthermore, even if a purported Transfer to a Prohibited Transferee is shown in the Corporation's transfer records, all rights of beneficial ownership in the Common Equity shall remain in the transferor until such Common Equity is transferred pursuant to Section 2(b) of this Article VII, and any Transfer by the Prohibited Transferee in violation of this Article VII shall be and remain null and void ab initio. The rights to vote and to receive dividends and other distributions (including liquidating and redemption distributions) with respect to such Common Equity shall remain with the transferor until the Common Equity is transferred to an Eligible Transferee pursuant to Section 2(b) of this
Article VII. The Prohibited Transferee shall not be entitled to any rights of a shareholder of the Corporation, including, but not limited to, the rights to vote or to receive dividends and other distributions with respect to such Common Equity, and any dividends or other distributions received by the Prohibited Transferee with respect to such Common Equity shall be held by it, in trust, for disposition as hereinafter provided.

          (b) Sale to Eligible Transferee. In the event of an attempted or purported Transfer of Common Equity in violation of this Article VII, the Corporation (or its duly appointed agent) shall be deemed to be the exclusive and irrevocable agent for the transferor of such Common Equity for a period ending 180 days after the Corporation has actual knowledge of such attempted or purported Transfer. The Corporation shall be such agent for the limited purpose of consummating a sale of such Common Equity to an Eligible Transferee. The Corporation shall be entitled to assign its agency hereunder to any person or entity, including, but not limited to, the Prohibited Transferee of the Common Equity, for the purpose of effecting a permitted sale of such Common Equity. Neither the Corporation, as agent, nor any assignee of its agency hereunder, shall be deemed to be a shareholder of the Corporation nor be entitled to any rights of a shareholder of the Corporation, other than the right to sell and transfer such Common Equity on behalf of and as agent for the transferor to an Eligible Transferee. In the event of a sale to an Eligible Transferee, whether by the Company or its assignee, as agent, the proceeds of such sale (and any dividends or other distributions held in trust by the Prohibited Transferee) shall be applied as follows:

               (i) first, sales proceeds shall be applied to reimburse the Corporation or its assignee for any expenses incurred by the Corporation acting in its role as the agent for the sale of such Common Equity;

               (ii) second, any remaining proceeds shall be applied to reimburse the Prohibited Transferee for any payments made to the original transferor by such Prohibited Transferee for the Common Equity; and

               (iii) the remainder, if any, together with any dividends or other distributions received in respect of such Common Equity while held by the Prohibited Transferee, shall be remitted to the original transferor of such Common Equity.

     Where the purported Transfer to the Prohibited Transferee is by gift or similar conveyance, the amount deemed paid by the Prohibited Transferee for purposes of computing the amount to be reimbursed to the Prohibited Transferee shall be the fair market value of the Common Equity at the time of the purported Transfer. If the Corporation is unable to locate the original transferor or Prohibited Transferee (as the case may be) within the period ending six months after the sale to an Eligible Transferee, the Corporation shall contribute the proceeds otherwise payable to the original transferor or Prohibited Transferee (as the case may be) to one or more organizations selected by the Board of Directors or its designee that are described in section 501(c)(3) of the Code. In no event shall any benefit inure to the Corporation (or agent).

          (c) Special Rule for Options. If the Common Equity attempted to be Transferred is an Option, it may not be exercised, converted or exchanged. The Corporation may take all action necessary, including any legal action, to enforce the terms hereof.

          Section 3. Determination of Ownership Change. Whenever the Corporation is required to make a determination of whether a Transfer will cause an ownership change (as defined in section 382(g) substituting 40% for 50%) of the Code hereunder, such determination shall be made by the Board of Directors (or its designee), in its reasonable discretion. In making this determination, the Board of Directors (or its designee) may seek the advice of counsel.

          Section 4. Legend on Common Equity. All certificates or other instruments evidencing shares of Common Equity shall conspicuously bear a legend similar in substance to the following:

     "The Corporation's Certificate of Incorporation contains certain restrictions on the sale, transfer, disposition, purchase or acquisition of shares of Common Stock. Such restrictions generally prohibit transfers of Common Stock to any person (a) who beneficially owns, directly or through attribution as determined under Section 382 of the Internal Revenue Code of 1986, as amended from time to time (the "Code") 5% or more of the total fair market value of the then issued and outstanding shares of Common Stock of the Corporation (a "5% Holder"), or (b) who, upon the sale, transfer, disposition, purchase or acquisition of any shares of Common Stock of the Corporation would become or cause another person to become a 5% Holder. In addition, under certain circumstances, such restrictions will prohibit a transfer by a 5% Holder unless such 5% Holder first obtains a favorable determination by the Corporation on 10-days' prior written notice that such transfer will not cause the Corporation to suffer an ownership shift of 40% or more within the meaning of Section 382(g) of the Code. Furthermore, any transfer by a 5% Holder will be void unless written notice of the transfer (including the number of shares transferred) is given to the Corporation no later than 2 business days following the date of the transfer. The purpose of the foregoing restrictions is the preservation of the Corporation's federal income tax attributes pursuant to Sections 382 or 383 of the Code. The Corporation will furnish a copy of its Certificate of Incorporation to the holder of record of this certificate without charge upon written request addressed to the Corporation at its principal place of business."

          Section 5. Modification or Waiver. The restrictions set forth in this Article VII may be waived or modified by the holders of [75%] of the outstanding shares of the Common Stock.

          Section 6. Severability. If any portion of this Article VII shall be determined judicially to be invalid or unenforceable, such invalidity or unenforceability shall not affect the rest of this or any other Article, which shall thereafter be interpreted as if the invalid or unenforceable part were not contained therein.

                                 ARTICLE VIII
                                 ------------

                           Data Respecting Directors
                           -------------------------

          Section (i).  Number: The maximum number of Directors shall be twelve
(12); the exact number of Directors may from time to time be specified by the By-Laws at not less than three (3) or more than twelve (12); whenever the By-Laws do not specify the exact number of Directors, the Board of Directors shall consist of seven (7) Directors.

          Section 2. Staggered Terms: The terms of the members of the Board of Directors shall be staggered as set forth in the By-Laws.

          Section 3. Qualifications: Directors need not be shareholders of the Corporation or citizens of this or any other state of the United States.

          Section 4. Liability of Directors: A Director's responsibility to the Corporation shall be limited to discharging such Director's duties as a Director, including such Director's duties as a member of any committee of the Board of Directors upon which such Director may serve, in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner such Director reasonably believes to be in the best interests of the Corporation, all based on the facts then known to the Director.

          Section 5. Removal of Directors: Any or all of the members of the Board of Directors may be removed, with or without cause, only at a meeting of the shareholders called expressly for that purpose, by the affirmative vote of the holders of outstanding shares representing at least a majority of all the votes then entitled to be cast at an election of Directors.


                                   ARTICLE IX
                               Indemnification of
                 Officers, Directors and other Eligible Persons
                 ----------------------------------------------

          Section 1. Indemnification: To the maximum extent permitted by applicable law, every Eligible Person shall be indemnified by the Corporation against all Liability and reasonable Expense that may be incurred by such person in connection with or resulting from any Claim, (i) if such Eligible Person is Wholly Successful with respect to the Claim, or (ii) if not Wholly Successful, then if such Eligible Person is determined, as provided in either Sections 3 or 4 of this Article IX, to have acted in good faith, in what such person reasonably believed to be in the best interests of the Corporation or at least not opposed to its best interests and, in addition, with respect to any criminal Claim, is determined to have had reasonable cause to believe that such person's conduct was lawful or to have had no reasonable cause to believe that such conduct was unlawful. The termination of any Claim, by judgment, order, settlement (whether with or without court approval), or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, shall not create a presumption that an Eligible Person did not meet the standards of conduct set forth in clause (ii) of this Section 1. The actions of an Eligible Person with respect to an employee benefit plan subject to the Employee Retirement Income Security Act of 1974 shall be deemed to have been taken in what the Eligible Person reasonably believed to be in the best interests of the Corporation or at least not opposed to its best interests if the Eligible Person reasonably believed he or she was acting in conformity with the requirements of such Act or he or she reasonably believed his or her actions to be in the interests of the participants in, or beneficiaries of, the plan.

          Section 2.  Definitions:  For purposes of this Article IX:

          a. the term "Claim" shall include every pending, threatened or completed claim, action, suit or proceeding and all appeals thereof whether of a civil, criminal, administrative or investigative, formal or informal nature (whether brought by or in the right of this Corporation or any other corporation or otherwise), in which an Eligible Person may become involved, as a party or otherwise;

          b. the term "Eligible Person" shall mean every person (and the estate, heirs and personal representatives of such person) who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other organization or entity, whether for profit or not. An Eligible Person shall also be considered to have been serving an employee benefit plan at the request of the Corporation if such person's duties to the Corporation also imposed duties on, or otherwise involved services by, such person to the plan or to participants in or beneficiaries of the plan;

          c. the terms "Liability" and "Expense" shall include, but shall not be limited to, counsel fees and disbursements and amounts of judgments, fines or penalties (including excise taxes assessed with respect to an employee benefit plan), whether incurred by or awarded against, and amounts paid in settlement by or on behalf of, an Eligible Person;

          d. the term "Wholly Successful" shall mean (i) termination of any Claim against the Eligible Person in question without any finding of liability or guilt against such person, (ii) approval by a court, with knowledge of the indemnity herein provided, of a settlement of any Claim, or (iii) the expiration of a reasonable period of time after the making or threatened making of any

     Claim without the institution of the same, without any payment or promise made to induce a settlement.

          Section 3.  Indemnification of an Eligible Person who is not Wholly
Successful: Every Eligible Person claiming indemnification hereunder (other than one who has been Wholly Successful with respect to any Claim) shall be entitled to indemnification if (i) special independent legal counsel, which may be regular counsel of the Corporation or other disinterested person or persons, in either case selected by the Board of Directors, by majority vote of a quorum of the Directors not at the time party to the Claim or by any other manner permitted by law (such counsel or person or persons being hereinafter called the "Referee"), shall deliver to the Corporation a written finding that such Eligible Person has met the standards of conduct set forth in clause (ii) of
Section 1 of this Article IX; and (ii) the Board of Directors, acting upon such written finding, so determines, by majority vote of a quorum of the Directors not at the time party to the Claim or by any other manner permitted by law. The Board of Directors shall, if an Eligible Person is found to be entitled to indemnification pursuant to the preceding sentence, also determine the reasonableness of the Eligible Person's Expenses. The Eligible Person claiming indemnification shall, if requested, appear before the Referee, answer questions that the Referee deems relevant and shall be given ample opportunity to present to the Referee evidence upon which such Eligible Person relies for indemnification. The Corporation shall, at the request of the Referee, make available facts, opinions or other evidence in any way relevant to the Referee's finding that are within the possession or control of the Corporation.

          Section 4. Court-Ordered Indemnification: If an Eligible Person claiming indemnification pursuant to Section 3 is found not to be entitled thereto, or if the Board of Directors fails to select a Referee under Section 3 within a reasonable amount of time following a written request of an Eligible Person for the selection of a Referee, or if the Referee or the Board of Directors fails to make a determination under Section 3 within a reasonable amount of time following the selection of a Referee, the Eligible Person may apply for indemnification with respect to a Claim to a court of competent jurisdiction, including a court in which the Claim is pending against the Eligible Person. On receipt of an application, the court, after giving notice to the Corporation and giving the Corporation ample opportunity to present to the court any information or evidence relating to the claim for indemnification that the Corporation deems appropriate, may order indemnification if it determines that the Eligible Person is entitled to indemnification with respect to the Claim because such Eligible Person met the standards of conduct set forth in clause (ii) of Section 1 of this Article IX. If the court determines that the Eligible Person is entitled to indemnification, the court shall also determine the reasonableness of the Eligible Person's Expenses.

          Section 5. Additional Rights to Indemnification: The rights of indemnification provided in this Article IX shall be in addition to any rights to which any Eligible Person may otherwise be entitled. Irrespective of the provisions of this Article IX, the Board of Directors may, at any time and from time to time, (i) approve indemnification of any Eligible Person to the maximum extent permitted by the provisions of applicable law at the time in effect, whether on account of past or future transactions, and (ii) authorize the Corporation to purchase and maintain insurance on behalf of any Eligible Person against any Liability asserted against, and incurred by, such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability.

          Section 6. Advancement of Expenses: Expenses incurred by an Eligible Person with respect to any Claim may be advanced by the Corporation (by action of the Board of Directors by majority vote of a quorum of Directors not at the time parties to the Claim) prior to the final disposition thereof, if: (i) the Eligible Person furnishes the Corporation with a written affirmation of such Eligible Person's good faith belief that such Eligible Person has met the standard of conduct set forth in clause (ii) of Section 1 of this Article IX;
(ii) the Corporation receives a written undertaking by, or on behalf of, the Eligible Person to repay such amount unless he or she is determined to be entitled to indemnification; and (iii) a determination is made by the Board of Directors (or any other persons entitled by law to make such determination) that the facts then known to the persons making such determination would not preclude indemnification under this Article IX.

          Section 7. Nature of Right to Indemnification: The provisions of this Article IX shall be deemed to be a contract between the Corporation and each Eligible Person, and an Eligible Person's rights hereunder shall not be diminished or otherwise adversely affected by any repeal, amendment or modification of this Article IX that occurs subsequent to such person becoming an Eligible Person.

          Section 8. Application: The provisions of this Article IX shall be applicable to Claims made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.


                                   ARTICLE X
                                   ---------

                         Data Respecting Incorporators
                         -----------------------------

          Section (ii) Names and Postoffice Addresses: The names and postoffice addresses of the incorporators of the Corporation are as follows:

           Name                     Street              City and State
           ----                     ------              --------------

     Theodore R. Dann        5560 North Pennsylvania  Indianapolis, Indiana
     Harry M. Stitle, Jr.    517 East 42nd Street     Indianapolis, Indiana
     Seymour M. Bagal        5704 Lieber Road         Indianapolis, Indiana
     Sadie Heidenreich       842 Greer Street         Indianapolis, Indiana

                                   ARTICLE XI
                                   ----------

                     Provisions for Regulation of Business
                     and Conduct of Affairs of Corporation
                     -------------------------------------

          Section (iii) Interest of Directors or Officers in Transactions: Any contract or transaction between the Corporation and one or more of its Directors or officers, or between this Corporation and any firm, of which one or more of its Directors or officers are members or employees, or in which they are interested, or between this Corporation and any other corporation or association of which one or more of its Directors or officers are stockholders, members, directors, officers, or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such Director or Directors at the meeting of the Board of Directors which acts upon or in reference to such contract to transaction, and notwithstanding his or her or their participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall authorize, approve and ratify such contract or transaction by the approving vote of a majority of the Directors. The interested Director or Directors may be counted in determining the presence of a quorum at such meeting. This Section 1 of this Article X shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common, equitable or statutory law applicable thereto.

          Section (iv) Powers of Directors Relative to By-Laws: The Board of Directors of the Corporation shall have the power, without the assent or vote of the shareholders, to make, alter, amend, add to and repeal the Code of By-Laws of the Corporation; but the affirmative vote of a majority of the members of the entire Board of Directors shall be necessary to effect any such addition, alteration, amendment, or repeal thereof.

          Section (v) Right to Amend Articles: The Corporation reserves the right to amend its Articles of Incorporation at any time to add or change a provision that is required or permitted to be in the Articles of Incorporation or to delete a provision not required to be therein. A shareholder of the Corporation shall not have a vested property right resulting from any provision in these Articles of Incorporation, or authorized to be in the By-Laws of the Corporation by Indiana Business Corporation Law or these Articles of Incorporation including, without limitation, provisions relating to management, control, capital structure, dividend entitlement, or purpose or duration of the Corporation.